

December 10, 2007

Ramiro G. Villarreal, General Counsel
CEMEX, S.A.B. de C.V.
Av. Ricardo Margain Zozaya #325
Colonia Valle del Campestre
Garza Garcia, Nuevo Leon, Mexico 66265

> **Re:** **CEMEX, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 1-14946**

Dear Mr. Villarreal:

We have completed our review of your Form 20-F and have no further comments at this
time.

Sincerely,

Pamela A. Long
Assistant Director